# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Anheuser-Busch InBev SA/NV, CIK 0001668717
CUSIP: 03524A108
Title of class of securities: Ordinary Shares, without nominal value and American Depositary Shares, each of which represents one (1) Ordinary Share, without nominal value
Address of issuer's principal executive offices: Brouwerijplein 1, 3000 Leuven, Belgium (C9), 0000
Date of event which requires filing of this statement: 05/13/2026
Filed by CIK 0001301486
Persons authorized to receive notices and communications: John Horsfield-Bradbury, Sullivan & Cromwell LLP, 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44 20 7959-8900; Erik Adam, Eugenie Patri Sebastien S.A., 488 Route de Longwy, Luxembourg, Luxembourg (N4), L-1940, 352 27 02 39; Mr. Marc Lemann, BRC S.a R.L., 2 Boulevard de la Foire, Luxembourg, Luxembourg (N4), L - 1528, 352 2704 86 84 21

## Reporting persons
- Stichting Anheuser-Busch InBev: type of reporting person: corporation (CO); citizenship or place of organization: Netherlands (P7); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,031,302,286; sole dispositive power 0; shared dispositive power 769,317,631; aggregate amount beneficially owned 1,031,302,286 (52.3% of the class)
  Comment: Note 1: With respect to rows 8, 10, 11 and 13 above, the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) is wholly-owned together by BRC S.a R.L. ("BRC") and Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA) ("EPS"). BRC is controlled by Jorge Paulo Lemann ("Mr. Lemann"), Carlos Alberto da Veiga Sicupira ("Mr. Sicupira") and Max Van Hoegaerden Herrmann Telles ("Mr. Telles"). The Stichting Anheuser-Busch InBev, BRC, EPS and Rayvax Societe d'Investissements SA ("Rayvax"), a Belgian corporation, are party to the 2026 Shareholders' Agreement (defined below), and the Stichting Anheuser-Busch InBev is party to a further voting agreement (the "Funds Voting Agreement") with Fonds Baillet Latour CV (formerly Fonds Baillet Latour SPRL) ("Fonds Baillet Latour") and Fonds Voorzitter Verhelst SC (formerly Fonds Voorzitter Verhelst SPRL) ("Fonds Voorzitter Verhelst"). Together these entities and individuals indirectly and directly beneficially own 769,317,631 Ordinary Shares (as defined below) of Anheuser-Busch InBev SA/NV ("AB InBev"), as of May 13, 2026, representing approximately 39.0% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
  
  Note 2: The amounts reported in rows 8, 11 and 13 above include (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria Group, Inc. a Virginia Corporation ("Altria") and BEVCO Lux S.a R.L., a Luxembourg corporation ("BEVCO"), are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.
  
  Note 3: The amount reported in row 13 above is based on on a total of 1,972,133,054 Ordinary Shares deemed to be outstanding as of May 13, 2026, which is calculated based upon the sum of (i) 1,750,154,919 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares (as defined below) over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement (as defined below), which includes all Restricted Shares owned by Altria and BEVCO and no Restricted Shares owned by other holders.
- BRC S.a R.L. (CIK 0001301486): type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,031,302,286; sole dispositive power 0; shared dispositive power 769,317,631; aggregate amount beneficially owned 1,031,302,286 (52.3% of the class)
  Comment: Note 1: With respect to rows 8, 10, 11 and 13 above, the Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS and Rayvax are party to the 2026 Shareholders' Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 769,317,631 Ordinary Shares of AB InBev, as of May 13, 2026, representing approximately 39.0% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
  
  Note 2: The amounts reported in rows 8, 11 and 13 above include (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.
  
  Note 3: The amount reported in row 13 above is based on a total of 1,972,133,054 Ordinary Shares deemed to be outstanding as of May 13, 2026, which is calculated based upon the sum of (i) 1,750,154,919 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.
- Eugenie Patri Sebastien S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Luxembourg (N4); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,031,302,286; sole dispositive power 0; shared dispositive power 769,317,631; aggregate amount beneficially owned 1,031,302,286 (52.3% of the class)
  Comment: Note 1: With respect to rows 8, 10, 11 and 13 above, the Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS and Rayvax are party to the 2026 Shareholders' Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 769,317,631 Ordinary Shares of AB InBev, as of May 13, 2026, representing approximately 39.0% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). The amounts reported include Ordinary Shares of AB InBev beneficially owned by EPS which certain directors of EPS may have the right to acquire control of from EPS under certain circumstances. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
  
  Note 2: The amounts reported in rows 8, 11 and 13 above include (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.
  
  Note 3: The amount reported in row 13 above is based on a total of 1,972,133,054 Ordinary Shares deemed to be outstanding as of May 13, 2026, which is calculated based upon the sum of (i) 1,750,154,919 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.
- Rayvax Societe d'Investissements S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,031,302,286; sole dispositive power 0; shared dispositive power 769,317,631; aggregate amount beneficially owned 1,031,302,286 (52.3% of the class)
  Comment: Note 1: With respect to rows 8, 10, 11 and 13 above, the Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS and Rayvax are party to the 2026 Shareholders' Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 769,317,631 Ordinary Shares of AB InBev, as of May 13, 2026, representing approximately 39.0% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). The amounts reported include Ordinary Shares of AB InBev beneficially owned by EPS which certain directors of Rayvax may have the right to acquire control of from EPS under certain circumstances. In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
  
  Note 2: The amounts reported in rows 8, 11 and 13 above include (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.
  
  Note 3: The amount reported in row 13 above is based on a total of 1,972,133,054 Ordinary Shares deemed to be outstanding as of May 13, 2026, which is calculated based upon the sum of (i) 1,750,154,919 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.
- Fonds Baillet Latour CV: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,031,302,286; sole dispositive power 0; shared dispositive power 769,317,631; aggregate amount beneficially owned 1,031,302,286 (52.3% of the class)
  Comment: Note 1: With respect to rows 8, 10, 11 and 13 above, the Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS and Rayvax are party to the 2026 Shareholders' Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 769,317,631 Ordinary Shares of AB InBev, as of May 13, 2026, representing approximately 39.0% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
  
  Note 2: The amounts reported in rows 8, 11 and 13 above include (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.
  
  Note 3: The amount reported in row 13 above is based on a total of 1,972,133,054 Ordinary Shares deemed to be outstanding as of May 13, 2026, which is calculated based upon the sum of (i) 1,750,154,919 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.
- Fonds Voorzitter Verhelst SC: type of reporting person: corporation (CO); citizenship or place of organization: Belgium (C9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,031,302,286; sole dispositive power 0; shared dispositive power 769,317,631; aggregate amount beneficially owned 1,031,302,286 (52.3% of the class)
  Comment: Note 1: With respect to rows 8, 10, 11 and 13 above, the Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS and Rayvax are party to the 2026 Shareholders' Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 769,317,631 Ordinary Shares of AB InBev, as of May 13, 2026, representing approximately 39.0% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
  
  Note 2: The amounts reported in rows 8, 11 and 13 above include (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.
  
  Note 3: The amount reported in row 13 above is based on a total of 1,972,133,054 Ordinary Shares deemed to be outstanding as of May 13, 2026, which is calculated based upon the sum of (i) 1,750,154,919 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO, and no Restricted Shares owned by other holders.
- Jorge Paulo Lemann: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); member of a group; source of funds: other (OO); sole voting power 259,000; shared voting power 1,031,302,286; sole dispositive power 259,000; shared dispositive power 769,317,631; aggregate amount beneficially owned 1,031,561,286 (52.3% of the class)
  Comment: Note 1: With respect to rows 8, 10, 11 and 13 above, the Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS and Rayvax are party to the 2026 Shareholders' Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 769,317,631 Ordinary Shares of AB InBev, as of May 13, 2026, representing approximately 39.0% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
  
  Note 2: The amounts reported in rows 8, 11 and 13 above include (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.
  
  Note 3: The amounts reported in rows 7, 9, 11 and 13 above include 259,000 Ordinary Shares of AB InBev held by Olia 2 AG, a company incorporated under Liechtenstein law, acting in concert with Mr. Lemann within the meaning of Article 3, Section 2 of the Belgian Law of 1 April 2007 on public takeover bids. Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D, except with respect to the 259,000 Ordinary Shares held by Olia 2 AG over which he holds sole voting and dispositive power.
  
  Note 4: The amount reported in row 13 above is based on a total of 1,972,133,054 Ordinary Shares deemed to be outstanding as of May 13, 2026, which is calculated based upon the sum of (i) 1,750,154,919 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO and no Restricted Shares owned by other holders.
  
  Note 5: Mr. Lemann is a dual citizen of Brazil and Switzerland.
- Carlos Alberto da Veiga Sicupira: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,031,302,286; sole dispositive power 0; shared dispositive power 769,317,631; aggregate amount beneficially owned 1,031,302,286 (52.3% of the class)
  Comment: Note 1: With respect to rows 8, 10, 11 and 13 above, the Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS and Rayvax are party to the 2026 Shareholders' Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 769,317,631 Ordinary Shares of AB InBev, as of May 13, 2026, representing approximately 39.0% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
  
  Note 2: The amounts reported in rows 8, 11 and 13 above include (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.
  
  Note 3: Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.
  
  Note 4: The amount reported in row 13 above is based on a total of 1,972,133,054 Ordinary Shares deemed to be outstanding as of May 13, 2026, which is calculated based upon the sum of (i) 1,750,154,919 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO and no Restricted Shares owned by other holders.
- Max Van Hoegaerden Herrmann Telles: type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,031,302,286; sole dispositive power 0; shared dispositive power 769,317,631; aggregate amount beneficially owned 1,031,302,286 (52.3% of the class)
  Comment: Note 1: With respect to rows 8, 10, 11 and 13 above, the Stichting Anheuser-Busch InBev is wholly-owned together by BRC and EPS. BRC is controlled by Mr. Lemann, Mr. Sicupira and Mr. Telles. The Stichting Anheuser-Busch InBev, BRC, EPS and Rayvax are party to the 2026 Shareholders' Agreement, and the Stichting Anheuser-Busch InBev is party to the Funds Voting Agreement with Fonds Baillet Latour and Fonds Voorzitter Verhelst. Together these entities and individuals indirectly and directly beneficially own 769,317,631 Ordinary Shares of AB InBev, as of May 13, 2026, representing approximately 39.0% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). In addition, See Items 2, 3, 4, 5 and 6 of this Schedule 13D.
  
  Note 2: The amounts reported in rows 8, 11 and 13 above include (i) the 125,115,417 Restricted Shares and 34,006,520 Ordinary Shares of AB InBev beneficially owned by Altria and (ii) the 96,862,718 Restricted Shares and 6,000,000 Ordinary Shares of AB InBev beneficially owned by BEVCO. The Stichting Anheuser-Busch InBev, Altria and BEVCO are parties to the Restricted Shareholder Voting Agreement. The Restricted Shares vote together with the Ordinary Shares together on all matters requiring a vote of the shareholders of AB InBev, except that, as long as there remain any Restricted Shares, any modification of the rights attached to the Ordinary Shares or the Restricted Shares shall be made in accordance with the quorum and majority requirements of article 7:155 of the Belgian Companies and Associations Code.
  
  Note 3: Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.
  
  Note 4: The amount reported in row 13 above is based on a total of 1,972,133,054 Ordinary Shares deemed to be outstanding as of May 13, 2026, which is calculated based upon the sum of (i) 1,750,154,919 Ordinary Shares issued and outstanding as of such date and (ii) 221,978,135 Ordinary Shares issuable upon the conversion of Restricted Shares over which the reporting parties may be deemed to have shared voting power by virtue of the Restricted Shareholder Voting Agreement, which includes all Restricted Shares owned by Altria and BEVCO and no Restricted Shares owned by other holders.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, without nominal value and American Depositary Shares, each of which represents one (1) Ordinary Share, without nominal value
Name of issuer: Anheuser-Busch InBev SA/NV
Address of issuer's principal executive offices: Brouwerijplein 1, 3000 Leuven, Belgium (C9), 0000
Comment: This Amendment No. 8 (this "Amendment") amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on November 2, 2016, as amended by Amendment No. 1 filed by the Reporting Persons with the SEC on June 16, 2021, Amendment No. 2 filed by the Reporting Persons with the SEC on November 29, 2021, Amendment No. 3 filed by the Reporting Persons with the SEC on May 2, 2023, Amendment No. 4 filed by the Reporting Persons with the SEC on December 26, 2023, Amendment No. 5 filed by the Reporting Persons with the SEC on March 20, 2024, Amendment No. 6 filed by the Reporting Persons with the SEC on June 20, 2024, and Amendment No. 7 filed by the Reporting Persons with the SEC on October 1, 2024 (the "Schedule 13D"), relating to the ordinary shares, without par value (the "Ordinary Shares") of Anheuser-Busch InBev SA/NV (the "Issuer"). This Amendment is being filed to reflect the entry into an Amended Shareholders' Agreement (amending and restating the 2023 Shareholders' Agreement (as defined below) by certain of the Reporting Persons, which has primarily modified certain provisions to remove all references to EPS Participations S.a.R.L. ("EPS Participations"), a former direct wholly owned subsidiary of EPS, and removed certain related provisions that are no longer relevant following the liquidation of EPS Participations. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D

## Item 2. Identity and Background
Name of person filing:
Item 2(a), 2(b), 2(c) and 2(f) of the Schedule 13D are hereby amended and restated to read as follows.

"This Schedule 13D is being filed by:

(i) the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), a foundation formed under the laws of the Netherlands (the "Stichting");

(ii) BRC S.a R.L., a private limited liability company (societe a responsabilite limite) incorporated under the laws of Luxembourg ("BRC");

(iii) Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA), a public limited liability company (societe anonyme) incorporated under the laws of Luxembourg ("EPS");

(iv) Rayvax Societe d'Investissements S.A., a public limited liability company (societe anonyme) incorporated under the laws of Belgium ("Rayvax");

(v) Fonds Baillet Latour CV (formerly Fonds Baillet Latour SPRL), a company with a social purpose incorporated under the laws of Belgium ("Fonds Baillet Latour");

(vi) Fonds Voorzitter Verhelst SC (formerly Fonds Voorzitter Verhelst SPRL), a company with a social purpose incorporated under the laws of Belgium ("Fonds Voorzitter Verhelst");

(vii) Jorge Paulo Lemann, a Swiss and Brazilian citizen ("Mr. Lemann");

(viii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen ("Mr. Sicupira"); and

(ix) Max Van Hoegaerden Herrmann Telles, a Brazilian citizen ("Mr. Telles") (collectively, the "Reporting Persons").

The Stichting is a foundation, substantially all of the assets of which, as of May 13, 2026, were 663,074,832 Ordinary Shares, representing approximately 33.6% of the voting rights attached to AB InBev shares (excluding treasury shares held by AB InBev or its subsidiaries). The address of the principal business office of the Stichting is Amstelveenseweg 760, 1081 JK Amsterdam, the Netherlands. The principal business purposes of the Stichting is to hold AB InBev shares on behalf of EPS and BRC. Each of EPS and BRC holds Stichting certificates entitling them to claim from the Stichting the payment of any dividends and other amounts paid or distributed by AB InBev to the holders of the Ordinary Shares who hold their interests through the Stichting.

BRC is an investment company, one of the business purposes of which is holding Class B certificates of the Stichting (each of which represents one Ordinary Share held by the Stichting). The address of the principal business office of BRC is 2, Boulevard de la Foire, L - 1528 Luxembourg.

EPS is a company established for the purpose of directly or indirectly investing in and holding Class A certificates of the Stichting (each of which represents one Ordinary Share held by the Stichting) and Ordinary Shares. The address of the principal business office of EPS is Route de Longwy 488, L-1940 Luxembourg.

Rayvax is a company established for the purpose of holding an indirect interest in AB InBev. The address of the principal business office of Rayvax is Rue Gachard 88, box 14, 1050 Ixelles, Belgium.
Fonds Baillet Latour is a company established with a social purpose to encourage and financially support projects with a high human or cultural value in the areas of medical research, education, culture and Olympic sport. The address of the principal business office of Fonds Baillet Latour is Brouwerijplein 1, 3000 Leuven, Belgium.

Fonds Voorzitter Verhelst is company established with a social purpose to financially or otherwise assist AB InBev employees (e.g., with respect to their wellbeing, their children's education, health plans and medical care). The address of the principal business office of Fonds Voorzitter Verhelst is Brouwerijplein 1, 3000 Leuven, Belgium.

Mr. Lemann's principal occupation is being a private investor. His principal business address is Zucherstrasse 325, 8645 Jona, Switzerland.

Certain of the securities being reported on by Mr. Lemann on this Schedule 13D are actually held by Olia 2 AG, a company controlled by Mr. Lemann.

Mr. Sicupira's principal occupation is being a private investor. His principal business address is Estrada Dos Picheleiros - Quinta do Paraiso, 2625-758 Azeitao, Portugal.

Mr. Telles' principal occupation is being a private investor. His principal business address is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

The name, citizenship, business address and present principal occupation or employment of each of the directors of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour and Fonds Voorzitter Verhelst and the name, principal business and address of the corporation or other organization in which any such employment is conducted are set forth in Exhibit 1 to this Schedule 13D, which is incorporated herein by reference. None of such entities has any executive officers.
Residence or business address: The information set forth in Item 2(a) of this Amendment is hereby incorporated by reference.
Present principal occupation or employment: The information set forth in Item 2(a) of this Amendment is hereby incorporated by reference.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or directors of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst or any executive officer or director of any controlling shareholder, if any, of the Stichting, BRC, EPS, Rayvax, Fonds Baillet Latour or Fonds Voorzitter Verhelst has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Amendment is hereby incorporated by reference.
Citizenship: The information set forth in Item 2(a) of this Amendment is hereby incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) through (10) of the cover pages to this Schedule 13D set forth the number of Ordinary Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Ordinary Shares and Restricted Shares of AB InBev as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The information set forth in Exhibit 2 to this Schedule D is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares owned, directly or indirectly, by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The section titled "2023 AK Shareholders' Agreement" set forth under Item 6 of Amendment No. 3 filed by the Reporting Persons with the SEC on May 2, 2023 is hereby deleted in its entirety and replaced with the following:

"2026 AK Shareholders' Agreement

On May 13, 2026, the Stichting, EPS, BRC and Rayvax entered into an Amended Shareholders' Agreement (the "2026 Shareholders' Agreement"). The 2026 Shareholders' Agreement amended, restated and replaced in its entirety the Amended and Restated Shareholders' Agreement dated as of April 27, 2023 (the "2023 Shareholders' Agreement"). The 2026 Shareholders' Agreement has primarily modified certain provisions to remove all references to EPS Participations, a former direct wholly owned subsidiary of EPS, and removed certain related provisions that are no longer relevant following the liquidation of EPS Participations.

The 2026 Shareholders' Agreement addresses, among other things, certain matters relating to the governance and management of both AB InBev and the Stichting, as well as (i) the transfer of the Stichting certificates and (ii) the de-certification and re-certification process for the Shares and the circumstances in which the Shares held by the Stichting may be de-certified and/or pledged at the request of BRC or EPS.

The 2026 Shareholders' Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting certificates.

Pursuant to the terms of the 2026 Shareholders' Agreement, BRC and EPS jointly and equally exercise control over the Stichting and the Shares held by the Stichting. The Stichting is managed by an eight-member board of directors and each of BRC and EPS have the right to appoint four directors to the Stichting board of directors. Subject to certain exceptions, at least seven of the eight Stichting directors must be present or represented in order to constitute a quorum of the Stichting board, and any action to be taken by the Stichting board of directors will, subject to certain qualified majority conditions, require the approval of a majority of the directors present or represented, including at least two directors appointed by BRC and two directors appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the Shares it holds, including how such shares will be voted at AB InBev's shareholders' meetings, will be made by the Stichting board of directors.

The 2026 Shareholders' Agreement requires the Stichting board of directors to meet prior to each AB InBev shareholders' meeting to determine how the shares held by the Stichting are to be voted. In addition, prior to each meeting of the board of directors of AB InBev at which certain key matters are considered, the Stichting board of directors will meet to determine how the eight members of the board of directors of AB InBev nominated exclusively by BRC and EPS should vote.

The 2026 Shareholders' Agreement requires EPS, BRC and Rayvax, as well as any other holder of certificates issued by the Stichting, to vote their Shares in the same manner as the Shares held by the Stichting. The parties agree to effect any free transfers of their Shares in an orderly manner of disposal that does not disrupt the market for Shares and in accordance with any conditions established by AB InBev to ensure such orderly disposal. In addition, under the 2026 Shareholders' Agreement, EPS and BRC agree not to acquire any shares of Ambev's capital stock, subject to limited exceptions.

Pursuant to the 2026 Shareholders' Agreement, the Stichting board of directors will propose to AB InBev's shareholders' meeting eight candidates for appointment to AB InBev's Board of Directors, among which each of BRC and EPS will have the right to nominate four candidates.

The 2026 Shareholders' Agreement will remain in effect for an initial term until August 27, 2034 and will be automatically renewed for successive terms of ten years each unless, not later than two years prior to the expiration of the initial or any successive ten-year term, either party to the 2026 Shareholders'Agreement notifies the other of its intention to terminate the 2026 Shareholders' Agreement.

The 2026 Shareholders' Agreement is attached to this Schedule 13D as Exhibit 2.2."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Directors
Exhibit 2 - Transactions
Exhibit 2.1 - Consolidated Articles of Association of Anheuser-Busch InBev SA/NV (English-language translation) (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K filed by Anheuser-Busch InBev SA/NV on May 14, 2026).
Exhibit 2.2 - 2026 Shareholders' Agreement, dated as May 13, 2026 (filed herewith).
Exhibit 2.3 - Funds Voting Agreement, effective November 1, 2015 (incorporated by reference to Amendment No. 15 to the Schedule 13D relating to Ambev filed by (among others) Former AB InBev, the Stichting and EPS on March 9, 2015).
Exhibit 2.4 - Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016 (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).
Exhibit 2.5 - Powers of Attorney (incorporated by reference to Amendment No. 1 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on June 16, 2021).
Exhibit 2.6 - Powers of Attorney (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).
Exhibit 2.7 - Power of Attorney (incorporated by reference to Amendment No. 4 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on December 26, 2023).
Exhibit 2.8 - Power of Attorney (incorporated by reference to Amendment No. 6 to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on June 20, 2024).
Exhibit 2.9 - Joint Filing Agreement pursuant to Rule 13d-1(k) (incorporated by reference to the Schedule 13D relating to Anheuser-Busch InBev SA/NV filed by (among others) the Stichting, BRC, EPS and Rayvax on November 2, 2016).

## Signatures
- Stichting Anheuser-Busch InBev: /s/ P. Cornet de Ways Ruart, P. Cornet de Ways Ruart, Class A Director (05/15/2026)
- Stichting Anheuser-Busch InBev: /s/ Marc Lemann, Marc Lemann, Class B Director (05/15/2026)
- BRC S.a R.L.: /s/ Marc Lemann, Marc Lemann, Director (05/15/2026)
- BRC S.a R.L.: /s/ Claudio Moniz Barretto Garcia, Claudio Moniz Barretto Garcia, Director (05/15/2026)
- Eugenie Patri Sebastien S.A.: /s/ G. de Spoelberch, G. de Spoelberch, Director (05/15/2026)
- Eugenie Patri Sebastien S.A.: /s/ P. Cornet de Ways Ruart, P. Cornet de Ways Ruart, Director (05/15/2026)
- Eugenie Patri Sebastien S.A.: /s/ M. De Limburg Stirum, M. De Limburg Stirum, Director (05/15/2026)
- Rayvax Societe d'Investissements S.A.: /s/ Valentine de Pret Roose de Calesberg, Valentine de Pret Roose de Calesberg, Director (05/15/2026)
- Rayvax Societe d'Investissements S.A.: /s/ Arnoud de Pret Roose de Calesberg, Arnoud de Pret Roose de Calesberg, Director (05/15/2026)
- Fonds Baillet Latour CV: /s/ Benoit Loore, Benoit Loore, Attorney-in-Fact for Thomas Leysen (Director of Fonds Baillet Latour CV) (05/15/2026)
- Fonds Voorzitter Verhelst SC: /s/ Benoit Loore, Benoit Loore, Attorney-in-Fact for Luc Hermans and Jo Van Biesbroeck (Directors of Fonds Voorzitter Verhelst SC) (05/15/2026)
- Jorge Paulo Lemann: /s/ Marc Lemann, Marc Lemann, Attorney-in-Fact (05/15/2026)
- Jorge Paulo Lemann: /s/ Claudio Moniz Barretto Garcia, Claudio Moniz Barretto Garcia, Attorney-in-Fact (05/15/2026)
- Carlos Alberto da Veiga Sicupira: /s/ Marc Lemann, Marc Lemann, Attorney-in-Fact (05/15/2026)
- Carlos Alberto da Veiga Sicupira: /s/ Claudio Moniz Barretto Garcia, Claudio Moniz Barretto Garcia, Attorney-in-Fact (05/15/2026)
- Max Van Hoegaerden Herrmann Telles: /s/ Marc Lemann, Marc Lemann, Attorney-in-Fact (05/15/2026)
- Max Van Hoegaerden Herrmann Telles: /s/ Claudio Moniz Barretto Garcia, Claudio Moniz Barretto Garcia, Attorney-in-Fact (05/15/2026)